SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. __)*

PARAMOUNT GOLD NEVADA CORP.

(Name of Issuer)

Common Shares, par value US$ 0.01 per share
(Title of Class of Securities)

69924M 109

(CUSIP Number)

                                  April 17, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP NO. 69924M 109	13G	Page 2 of 7 pages

1.	NAMES OF REPORTING PERSONS FCMI FINANCIAL CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 1,222,211
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 1,222,211
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,211
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 69924M 109	13G	Page 3 of 7 pages

1.	NAMES OF REPORTING PERSONS ALBERT D. FRIEDBERG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER -0-
6. SHARED VOTING POWER 1,222,211
7. SOLE DISPOSITIVE POWER -0-
8. SHARED DISPOSITIVE POWER 1,222,211
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,211
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

a) Name of Issuer:

PARAMOUNT GOLD NEVADA CORP.

(b) Address of Issuer’s Principal Executive Offices:

665 Anderson Street

Winnemucca, NV 89445

Item 2.

(a) Name of Persons Filing:

FCMI Financial Corp.

Albert D. Friedberg

(b) Address of Principal Business Office or, if none, Residence:

181 Bay St., Ste. 250

P.O. Box 866

Toronto, Ontario M5J 2T3

Canada

(c) Citizenship:

FCMI Financial Corp.: organized under the law of Ontario, Canada

Albert D. Friedberg: Canada

(d) Title of Class of Securities:

Common Shares, par value U$ 0.01 per share.

(e) CUSIP Number:

69924M 109

Page 4 of 7 pages

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K);

NOT APPLICABLE

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________

NOT APPLICABLE

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Page 5 of 7 pages

Reporting Person	Shares Beneficially Owned		Per-cent of class		Sole power to vote or direct the vote	Shared power to vote or direct the vote		Sole power to dispose or direct the disposition	Shared power to dispose or direct the disposition
FCMI Financial Corp.	1,222,211	(1)	14.3	%(2)	-0-	1,222,211	(1)	-0-	1,222,211	(1)
Albert D. Friedberg	1,222,211	(1)	14.3	%(2)	-0-	1,222,211	(1)	-0-	1,222,211	(1)

(1)	Based on the spin-off distribution ratio of 1 share of the Issuer for every 20 shares of Paramount Gold and Silver Corp., as set forth in the Issuer’s prospectus dated April 9, 2015.
(2)	Based on 8,518,791 shares outstanding on a pro form basis, as set forth in the Issuer’s prospectus dated April 9, 2015.

All of the Common Shares shown above as beneficially owned by FCMI Financial Corp. (“FCMI) and Mr. Friedberg are owned directly by FCMI. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the ultimate beneficial owner of all of the Common Shares beneficially owned by FCMI.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item. 8	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of a Group

NOT APPLICABLE

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2015

FCMI Financial Corporation

/s/ Dan Scheiner
Dan Scheiner
Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg

Page 7 of 7 pages